Exhibit (a)(1)(E)

FORM OF REMINDER EMAIL

To:	All Eligible Employees

From:	info@mail.infiniteequity.com

Date:	[•]

Subject:	Reminder of Offer to Exchange

The IGM Biosciences, Inc. offer to exchange certain outstanding options for restricted stock units (referred to as the “offer”) currently is still open. Please note that the offer will expire at 9:00 p.m., Pacific Time, on July 18, 2024, unless we extend the offer. The offer deadline will be strictly enforced, so we encourage you to give yourself adequate time to make your election if you wish to participate.

According to our records, you have not yet submitted an election for your eligible options. Participation in the offer is completely voluntary; however, if you would like to participate in the offer, you must submit a properly completed election via IGM’s offer website or facsimile no later than 9:00 p.m., Pacific Time on July 18, 2024 (unless the offer is extended).

You can access the Option Exchange website at www.myoptionexchange.com and follow the directions to make a timely decision. If you have already established your account, login with your password and check your email for the authentication code. If you have not already established your account, please click on “Register as New User”, set your password, and check your email for the authentication code. You must use your IGM email address. Simply follow the instructions on the website to access personalized information about your eligible options and how to make, change or withdraw your election before the end of the offering period.

Only elections that are properly completed, signed (electronically), dated and actually received by IGM by the deadline via the offer website will be accepted. Elections submitted by any other means, including email, facsimile, hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you have questions, please direct them to Infinite Equity by email at IGM@infiniteequity.com.

This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units; (2) the launch email, dated June 20, 2024, announcing the offer; and (3) the election terms and conditions, together with its associated instructions. You may access these documents through IGM’s EDGAR filings on the U.S. Securities and Exchange Commission’s website at www.sec.gov, on IGM’s offer website at www.myoptionexchangecom, or by contacting Infinite Equity by email at IGM@infiniteequity.com.